FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Hanson PLC
June 20, 2006

Notice of Trading Statement

Hanson PLC, the international heavy building materials company, will issue a trading update in relation to the six months ending June
30, 2006 at 7:00 a.m. (BST) on June 28, 2006. Hanson will host a conference call for analysts at 8:00 a.m. (BST) on June 28, 2006 to discuss the update. The dial-in number is +44 (0) 208 515 2386.

A replay of this conference call will be available for 48 hours from 11:30 a.m. (BST) on June 28, 2005 by dialing +44 (0) 208 515
2499 PIN number 628692#,  or, if calling from the US, by dialing +1 303-590-3000, PIN number 11064140#.

Hanson will announce its interim results for the six months ending June 30, 2006 on August 2, 2006.

Inquiries:

Hanson PLC                                  Tel: +44 (0)20 7245 1245
Nick Swift / Hilary Reid Evans

Notes about Hanson:

1.       Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North
         America, the UK, Australia, Asia Pacific and Continental Europe.

2.       Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building
         Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia
         & Asia Pacific and Hanson Continental Europe.

3.       Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4.       High-resolution Hanson images for editorial use are available from http://www.hanson.biz/
         and from www.pixmedia.co.uk/30/company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 20, 2006